UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No.1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-14517

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXAS REGIONAL BANCSHARES, INC. AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN
(with 401(k) provisions)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS REGIONAL BANCSHARES, INC.
3900 North 10th, 11th Floor McAllen, Texas 78501

TEXAS REGIONAL BANCSHARES, INC.

AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(K) PROVISIONS)

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Texas Regional Bancshares, Inc.

Amended and Restated

Employee Stock Ownership Plan

(With 401(k) Provisions):

We have audited the accompanying statements of net assets available for plan benefits of the Texas Regional Bancshares, Inc.  Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Austin, Texas

June 22, 2004

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:

Investments, at fair value:
Common stock	$38,530,468	$33,779,730
Money market account	2,434,228	1,833,809
Mutual funds	681,800	362,218
Participant loans	434,980	441,037
Total investments	42,081,476	36,416,794

Accrued interest and dividends	127,976	117,204
Employee contributions receivable	3,401	—
Employer contributions receivable	327,000	—
Total assets	42,539,853	36,533,998
Liabilities:
Excess contributions payable	—	(307)
Net assets available for plan benefits	$42,539,853	$36,533,691

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2003

Additions to net assets available for plan benefits attributed to:
Investment income:
Net appreciation in fair value of investments	$4,959,391
Interest	68,436
Dividends	507,988
Employer matching contributions	239,787
Employer discretionary contributions, net of forfeitures	787,213
Employee contributions	1,752,023
Employee rollover contributions	14,834
Total additions	8,329,672

Deductions from net assets available for plan benefits attributed to:
Benefits paid to participants	(2,323,510)
Total deductions	(2,323,510)
Net increase in net assets available for plan benefits	6,006,162

Net assets available for plan benefits:
Beginning of year	36,533,691
End of year	$42,539,853

See accompanying notes to financial statements.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Notes to Financial Statements

December 31, 2003 and 2002

(1)                     Description of the Plan

The following description of the Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                     General

The Plan is a defined contribution plan adopted by the Board of Directors on December 11, 2001 to be effective December 31, 2001, except as otherwise provided in the Plan document, to eligible employees of Texas Regional Bancshares, Inc. (the Company) and its subsidiaries (collectively, the Employer). The principal operating subsidiary of the Company is Texas State Bank (the Bank). The Plan is a complete amendment and restatement of the Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), established January 1, 1990 (the 1990 Plan), which in turn was a complete amendment and restatement of the Texas Regional Bancshares, Inc. Target Benefit Plan, originally effective January 1, 1984 for eligible employees of the Company and its subsidiaries.

The Plan is a stock bonus plan containing a Section 401(k) feature that is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

(b)                     Administration and Trustees

The general administration of the Plan is performed by the Administrative Committee appointed by the Board of Directors of the Company. The Administrative Committee has broad powers regarding supervision and administration of the Plan.

Pursuant to the terms of the Plan, the Company’s Board of Directors has appointed three members to act as the Plan’s Board of Trustees. Among other duties, the Board of Trustees is responsible for receiving and investing contributions, managing investments, making payments to members in accordance with the Plan, and performing other actions as directed by the Administrative Committee.

Carley and McCaw, Inc. is the recordkeeper of the Plan and Texas State Bank, a subsidiary of the Company, serves as the Plan’s custodian.

(c)                      Contributions

A participant may authorize the Employer to make a salary reduction contribution of 1% to 100% of his or her salary subject to the limitations of the Code. Participants may direct their contributions among seven mutual funds, a money market account or the Company common stock fund. Effective January 1, 2002, if participants are age 50 or older, such participants may defer additional amounts (catch-up contributions) to the Plan. The maximum catch-up contributions allowed, which are not subject to employer match, is $2,000 for 2003.

The Employer may make a discretionary matching contribution (matching contribution) on behalf of each participant up to a maximum of 100% of the participant’s salary reduction contribution. The maximum matching contribution shall be based on a participant’s salary reduction contribution; however, the matching contribution shall not exceed 4% of a participant’s compensation. For the year ended December 31, 2003, the Employer matched 25% of the participants’ salary reduction contribution up to 4% of participant’s compensation.

The Employer may make a discretionary optional contribution (optional contribution). For the year ended December 31, 2003, the optional contribution totaled $787,213.

All contributions by the Employer shall be made in cash or in such property acceptable by the Administrative Committee. All Employer contributions shall be determined at the sole discretion of the Board of Directors of the Company. For the year ended December 31, 2003, Employer contributions (match and optional) were made in cash, which was used to purchase Company stock.

(d)                     Eligibility

Effective April 1, 2000, each employee who has attained age 21 and completed three consecutive months of service with 250 hours of service, shall become a participant and shall be eligible to make their salary reduction contributions. Participants may make changes in the percentage of salary reduction contributions on January 1, July 1, and on the last payroll of the year. Only participants who have completed one year of service, as defined, and are actively employed on the last day of the Plan year shall be eligible to participate in the matching and optional contributions for the year.  In addition participants who are no longer employeed with the Company due to, retirement, disability or death are eligible to participate in the matching and optional contributions for the year.  With respect to the optional contributions, the participant’s entry date will be the earlier of January 1 or July 1 of the plan year coinciding with or following the date the participant satisfies the eligibility requirement.

(e)                       Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant contribution, matching contribution, and an allocation of the optional contribution, if elected, and the Plan’s earnings or losses, net of administrative expenses. Each participant’s account is adjusted annually with the amount of optional contributions, if any, and forfeitures based on the participant’s compensation in relation to total participant compensation.

(f)                         Vesting

Participants are immediately vested in their salary deferral contributions and matching contributions plus allocated earnings thereon. Vesting in the optional contribution is based on years of service as follows:

Years of service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

A participant is 100% vested after six years of service, upon death, upon reaching normal retirement age or upon becoming disabled.

(g)                     Participant Loans

Participants may borrow the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan to the participant on the date on which such loan was made or (b) 50% of the present value of the non-forfeitable accrued benefit of the participant under the Plan. Loan terms shall not exceed five years unless the loan is for the primary residence of the participant. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.75% to 9%, which are commensurate with local prevailing rates as determined by the Administrative Committee at the time the loan is initiated.

(h)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The amounts in the Plan’s participant accounts are then distributed to the Plan’s participants who become automatically 100% vested upon Plan termination.

(i)                        Payment of Benefits

Effective December 31, 2001, upon termination of service, generally all distributions from the Plan will be made in one lump-sum payment. If the participant has a targeted benefit capital accumulation or elected a life annuity distribution option prior to December 31, 2001, all or a portion of the participant’s account will be provided in annuity form.  Benefits are recorded as paid.

Prior to December 31, 2001, upon termination of service, with the approval of the Administrative Committee, a participant could have elected to receive the value of their vested account balance either in the normal form of payment which is a straight-life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment. The optional forms of payment included a lump-sum amount equal to the vested balance of the account, installments certain not to exceed the greater of the life expectancy of the participant or the joint lives and last survivor expectancies of the participant and the participant’s designated beneficiary, a combination of the previous methods of payment or a direct rollover to a rollover account.

(j)                        Risks and Uncertainties

The Plan provides for investment in mutual funds, a money market account and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(2)                      Summary of Significant Accounting Policies

(a)                     Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, under the accrual basis of accounting, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)                     Investments

All of the investments of the Plan are held in trust by the Bank. All investments are stated at fair value except participant loans, which are carried at the outstanding loan balance, which approximates fair value. Quoted market prices are used to value investments. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

(c)                      Expenses

All expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. During 2003, the Company elected to pay all expenses of the Plan.

(3)                     Tax Status

The Plan obtained its latest determination letter on September 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code; therefore, the Plan was qualified and tax exempt as of the financial statement date.

(4)                     Investments

The following individual investments amount to 5% or more of net assets available for plan benefits at December 31, 2003 and 2002:

December 31, 2003:
Texas Regional Bancshares, Inc. common stock*	$38,530,468
Texas State Bank money market account*	2,434,228

December 31, 2002:
Texas Regional Bancshares, Inc. common stock*	$33,779,730
Texas State Bank money market account*	1,833,809

*A portion of this investment is non-participant directed.

During 2003, the Plan received 94,780 shares of common stock as a result of a 10% stock dividend paid by the Company.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2003 as follows:

Texas Regional Bancshares, Inc. common stock	$4,862,324
Mutual funds	97,067
$4,959,391

(5)                     Texas Regional Bancshares, Inc. Common Stock and Voting Rights

The Texas Regional Bancshares, Inc. stock fund consists of shares of Texas Regional Bancshares, Inc. common stock and the Texas State Bank money market account.

Each participant is entitled to exercise voting rights attributable to the shares of Texas Regional Bancshares, Inc. common stock allocated to his or her account and is notified by the Board of Trustees prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Board of Trustees as directed by the Administrative Committee.

(6)                     Concentration of Investments

The Plan’s investment in shares of Texas Regional Bancshares, Inc. common stock represents 91% and 92% of total assets as of December 31, 2003 and 2002, respectively. Texas Regional Bancshares, Inc. is a bank holding company that owns and operates Texas State Bank which at December 31, 2004 operated 34 full-service banking offices, in the areas of Corpus Christi, Houston, and South Texas, including 28 in the Rio Grande Valley. The Bank also has subsidiaries that provide full-service investment broker/dealer services and one that liquidates foreclosed assets.

(7)                     Non Participant-Directed Investments

Non participant-directed assets include the shares of Company stock and money market funds received as discretionary Company match or optional contributions from the Plan or the 1990 Plan.

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2003	2002
Net assets:
Money market account	$176	$94,222
Common stock	27,546,595	24,711,143
Employer contribution receivable	327,000	—
Accrued dividends	89,340	83,437
	$27,963,111	$24,888,802

Year Ended December 31, 2003
Changes in net assets:
Net appreciation in fair value of investments	$3,508,374
Dividends and interest	274,106
Employer contributions	1,027,000
Transfers and other	902
Benefits paid	(1,736,073)
$3,074,309

(8)                      Party-in-Interest Transactions

Certain Plan investments are shares of common stock of Texas Regional Bancshares, Inc. and a money market account managed by Texas State Bank.  Texas State Bank is the trustee as defined by the Plan.  These transactions qualify as party-in-interest transactions.

(9)                     Subsequent Events

In February 2004, Riverway Bank 401(k) Plan and the Texas Country Bank 401(k) Savings Plan were merged into the plan. Participant accounts totaling  $1,156,406 and $388,119, respectively, were transferred into the Plan.

Effective January 1, 2004, the plan was amended to revise the definition of plan compensation to exclude certain stock option-related compensations.   Effective March 12, 2004, the plan was amended to credit “Years of Service” to participants who became employees of the Company through the Southeast Texas Bancshares, Inc. acquisition, for time worked at the acquired entity.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost		Current Value

Common stock:
* Texas Regional Bancshares, Inc.:
Participant directed	Common stock, 296,861 shares	$	(a)	$10,983,873
Non participant directed	Common stock, 744,503 shares	17,607,496		27,546,595
				38,530,468
Money market account:
* Texas State Bank
Participant directed	Money market account		(a)	2,434,052
Non participant directed	Money market account	176		176
				2,434,228
Mutual Funds:
Federated Investors	Federated Income Institutional Fund		(a)	165,055
Fidelity Investments	Fidelity Diversified International Fund		(a)	29,234
Fidelity Investments	Fidelity Dividend Growth Fund		(a)	31,800
Columbia Acorn Funds	Columbia Acorn Fund		(a)	68,866
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund		(a)	99,748
Vanguard Group	Vanguard 500 Index Fund		(a)	147,420
Weitz Fund	Weitz Partners Value Fund		(a)	139,677
				681,800
Participant loans:
* Participants	Interest rates ranging from 6.75% to 9%		(a)	434,980
Total Assets Held at End of Year				$42,081,476

* Party-in-interest to the Plan.

(a) Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

TEXAS REGIONAL BANCSHARES, INC.

Amended and Restated Employee Stock Ownership Plan

(With 401(k) Provisions)

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price		Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (loss)

* Texas Regional	Texas Regional
Bancshares, Inc.	Bancshares Inc.
	Common Stock
	Purchases	$1,083,145	$—		$1,083,145	$1,083,145	$—
	Sales	—	1,756,067	`	1,708,519	1,756,067	47,548

* Represents Party-in-Interest

Note:                   The above represents a listing of single and a series of transactions in excess of 5% of the fair value of the Plan’s assets at the beginning of the plan year.  The purchase price and selling price are net of related transaction expenses.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEXAS REGIONAL BANCSHARES, INC.
AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN (with 401(k) provisions)

Date:	June 22, 2004	/S/ G.E. Roney
G. E. Roney
Trustee

EXHIBIT INDEX

Exhibit	Document

23	Consent of Independent Registered Public Accounting Firm